QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alliance Fiber Optic Products, Inc.
(Name of Subject Company (Issuer))
 Apricot Merger Company
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of
Corning Incorporated
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
 018680306
(CUSIP Number of Class of Securities)

Lewis A. Steverson
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831
Telephone: (607) 974-9000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Clare O'Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$311,921,798.50	$31,410.52

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by adding (a) 15,803,585 shares of common stock of Alliance Fiber Optic Products, Inc. issued and outstanding as of April 20, 2016, multiplied by $18.50, the per share tender offer price, (b) 554,800 shares of common stock subject to outstanding stock options as of April 20, 2016, with an exercise price less than $18.50, multiplied by $11.12, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $7.38 per share, (c) 508,000 shares of restricted stock units as of April 20, 2016, multiplied by $18.50, the per share tender offer price and (d) 208,360 shares issuable pursuant to an employee stock purchase plan as of April 20, 2016, multiplied by $18.50, the per share tender offer price. The calculation of the filing fee is based on information provided by Alliance Fiber Optic Products, Inc. as of April 20, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO is filed by both Apricot Merger Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Corning Incorporated, a New York corporation ("Corning"), and Corning. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., a Delaware corporation ("AFOP"), pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (the "Rights Agreement") (each, a "Share" and collectively, the "Shares") of AFOP, at a price of $18.50 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 21, 2016 (as it may be amended or supplemented, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 7, 2016 (as it may be amended from time to time, the "Merger Agreement"), by and among AFOP, Corning, and the Purchaser, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is AFOP. Its principal executive office is located at 275 Gibraltar Drive, Sunnyvale, CA 94089, and its telephone number is (408) 736-6900.

        (b)   This Schedule TO relates to AFOP's shares of common stock, par value $0.001 per share. According to AFOP, as of the close of business on April 20, 2016, there were (i) 15,803,585 Shares issued and outstanding, (ii) no Shares held in the treasury of AFOP, (iii) 554,800 Shares issuable upon exercise of outstanding options awarded under AFOP's stock plans, (iv) 508,000 Shares issuable pursuant to restricted stock units and (v) 208,360 Shares reserved for issuance pursuant to AFOP's employee stock purchase plan.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Corning and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the "Introduction," "Summary Term Sheet," and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal

Rights," "Material United States Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" and "Certain Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "Material United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with AFOP," "Purpose of the Offer; Plans for AFOP; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

        (a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Corning and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with AFOP," "Purpose of the Offer; Plans for AFOP; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with AFOP," "Purpose of the Offer; Plans for AFOP; Other Matters," "Merger Agreement; Other Agreements," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2) None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b) Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a) The information set forth in the "Introduction" and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements of Certain Bidders.

        (a), (b) Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Corning and the Purchaser," "Purpose of the Offer; Plans for AFOP; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

2

        (a)(2)  and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for AFOP; Other Matters," "Merger Agreement; Other Agreements" and "Certain Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4)  The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5)  The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for AFOP; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

        (b)   Not applicable.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 21, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on April 21, 2016.
(a)(5)(A)	Joint press release issued by Corning and AFOP on April 7, 2016 incorporated by reference to the Schedule TO-C filed by Corning Incorporated and Purchaser on April 8, 2016.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2016, by and among Corning, Purchaser and AFOP.
(d)(2)	Confidentiality Agreement, dated as of February 17, 2015, by and between Corning and AFOP.
(d)(3)	Exclusivity Agreement, dated as of January 13, 2016, by and between Corning and AFOP.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

3

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2016

APRICOT MERGER COMPANY
By:	/s/ William L. Juan
	Name:	William L. Juan
	Title:	Secretary
CORNING INCORPORATED
By:	/s/ Linda E. Jolly
	Name:	Linda E. Jolly
	Title:	Vice President and Corporate Secretary

4

 EXHIBIT INDEX

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 21, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on April 21, 2016.
(a)(5)(A)	Joint press release issued by Corning and AFOP on April 7, 2016 incorporated by reference to the Schedule TO-C filed by Corning Incorporated and Purchaser on April 8, 2016.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2016, by and among Corning, Purchaser and AFOP.
(d)(2)	Confidentiality Agreement, dated as of February 17, 2015, by and between Corning and AFOP.
(d)(3)	Exclusivity Agreement, dated as of January 13, 2016, by and between Corning and AFOP.
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
  Item 12. Exhibits.